THE BANK OF NOVA SCOTIA
Annual Meeting of Shareholders
March 1, 2005

REPORT OF VOTING RESULTS
in accordance with section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on March 1, 2005. Each of the matters is described in greater detail in the Notice of the 173rd Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders. The vote on each matter was conducted by ballot.

1.     Election of Directors

Each of the 15 nominees listed in the Management Proxy Circular were elected as Directors of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald A. Brenneman	653,663,090	99.57	2,840,799	0.43
C.J. Chen	652,853,813	99.45	3,626,031	0.55
N. Ashleigh Everett	653,570,456	99.56	2,877,533	0.44
John C. Kerr	653,519,994	99.55	2,927,995	0.45
The Hon. Michael J.L. Kirby	648,015,982	98.72	8,432,977	1.28
Laurent Lemaire	653,399,916	99.54	3,023,058	0.46
John T. Mayberry	654,231,598	99.67	2,192,346	0.33
The Hon. Barbara J. McDougall	651,704,402	99.28	4,743,587	0.72
Elizabeth Parr-Johnston	654,129,973	99.65	2,293,971	0.35
Arthur R.A. Scace	649,812,181	98.99	6,635,808	1.01
Gerald W. Schwartz	620,629,323	94.54	35,818,666	5.46
Allan C. Shaw	653,834,219	99.61	2,589,725	0.39
Paul D. Sobey	650,155,923	99.04	6,292,066	0.96
Barbara S. Thomas	653,888,206	99.61	2,559,783	0.39
Richard E. Waugh	654,349,931	99.68	2,098,058	0.32

Percentages shown in items 1 and 2 are expressed as a percentage of the total number of votes cast and withheld.

2.     Appointment of Auditors

PricewaterhouseCoopers LLP and KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
648,336,872	98.77	8,051,935	1.23

3.     Shareholder Proposal No. 1 — that the Bank proceed with closure of its subsidiary or subsidiaries in tax havens.

Votes For	% For	Votes Against	% Against
13,151,588	2.01	640,277,575	97.99

4.     Shareholder Proposal No. 2 — that the Board of Directors of the Bank establish a salary ceiling for the senior officers of the Bank and of its subsidiaries, including all forms of remuneration and benefits.

Votes For	% For	Votes Against	% Against
61,518,532	9.41	591,927,854	90.59

5.     Shareholder Proposal No. 3 — that Scotiabank limit the term of office of an independent director sitting on the Board of Directors, to a maximum of ten years.

Votes For	% For	Votes Against	% Against
41,573,231	6.36	611,875,148	93.64

6.     Shareholder Proposal No. 4 — that Scotiabank implement cumulative voting for the election of board members, therefore giving minority shareholders a much more active role in the appointment of directors.

Votes For	% For	Votes Against	% Against
42,798,653	6.55	610,645,835	93.45

7.     Shareholder Proposal No. 5 — that Scotiabank replace the stock option plan for executives with a restricted share program, the shares of which must be retained for at least two years.

Votes For	% For	Votes Against	% Against
60,404,641	9.24	593,049,810	90.76

8.     Shareholder Proposal No. 6 — that the Board provide a report to shareholders, by October 1, 2005, disclosing current policies, practices and strategies to reduce the risk impacts of climate change on the Bank’s key business areas.

Votes For	% For	Votes Against	% Against
55,907,496	8.56	597,546,557	91.44

9.     Shareholder Proposal No. 7 — that candidates for Director must receive at least 75% support.

Votes For	% For	Votes Against	% Against
13,774,415	2.11	639,664,381	97.89

10.     Shareholder Proposal No. 8 — that Directors who change principal occupation shall resign.

Votes For	% For	Votes Against	% Against
12,984,744	1.99	640,461,705	98.01

11.     Shareholder Proposal No. 9 — that in setting operating policies and dealing with disputes involving credit-card transactions, the Bank shall place the interests of its cardholder clients ahead of the concerns of merchants and others who receive payments through the credit-card system.

Votes For	% For	Votes Against	% Against
11,654,218	1.78	641,775,337	98.22